Exhibit 99(a)(17)

Media Contact: Joseph LoBello
212.986.6667

Quanta Announces Successful Conclusion and Final Results

of the Tender Offer for Its

10.25% Series A Preferred Shares

and the Related Proxy Solicitation

HAMILTON, Bermuda—(BUSINESS WIRE)—August 13, 2007— Quanta Capital Holdings Ltd. (NASDAQ: QNTA) announced today the successful conclusion of its tender offer for any and all of its issued 10.25% Series A Preferred Shares at $22.50 per share. The tender offer was made through Quanta’s wholly-owned subsidiary, QCH Acquisition Ltd. The tender offer expired at 12:00 Midnight, New York City time, on August 10, 2007.

The Bank of New York, the depositary for the tender offer, advised Quanta that as of the expiration of the tender offer a total of 3,024,891 preferred shares had been validly tendered or guaranteed for tender and not withdrawn pursuant to the tender offer, representing more than 96% of the issued preferred shares.

All validly tendered preferred shares have been, and guaranteed preferred shares when delivered will be, accepted for purchase and payment at a purchase price of $22.50 per share, in accordance with the terms of the tender offer. The aggregate consideration payable for the preferred shares purchased in the tender offer, assuming all guaranteed shares are delivered, is approximately $68 million. Payment for the preferred shares is expected to be made promptly.

Quanta also announced that it held a special general meeting of holders of preferred shares on August 10, 2007 to approve the amendment to the Certificate of Designation of the preferred shares to remove a provision that would permit holders of preferred shares to elect two members to Quanta’s board of directors. At the special general meeting, holders of preferred shares approved the amendment by votes cast, in person or by proxy, representing 2,459,402 preferred shares, which represents a majority of the votes cast at the meeting.

About Quanta Capital Holdings Ltd.

Quanta Capital Holdings Ltd. is a Bermuda holding company, with interests in specialty insurance and reinsurance. It participates in the Lloyd’s of London market through its interest in Syndicate 4000 and is actively running off its remaining business lines. The Company maintains offices in Bermuda, the United Kingdom, Ireland and the United States.

The statements contained in this press release may include forward-looking statements within the meaning of the federal securities law, which reflect the Company’s current views with respect to future events and financial performance. Statements which include the words “believes,” “expects,” “intends,” “estimates,” “projects,” “predicts,” “assumes,” “anticipates,” “plans,” and “seeks” and comparable terms of a future or forward-looking nature identify forward-looking statements in form for purposes of the U.S. federal securities laws or otherwise. As forward-looking statements, these statements involve risks, uncertainties and other factors that could cause actual results to differ materially from the expected results. These include, but are not limited to, the Company’s ability to effectively implement and manage the run-off of its business lines; unfavorable claims experience related to the run-off of the Company’s business lines; the ability of the Company to pay dividends to the holders of the series A preferred and common shares; the Company’s analysis of its business lines and internal operations and identification of steps it should take to preserve shareholder value; the Company’s inability to attract, integrate and retain members of its management team and key employees; implementation of any changes based on the Company’s analysis of its business, the run-off of its business or any strategic alternatives, which involves substantial uncertainties and risks that may result in unforeseen expenses and costs; the Company’s loss estimates relating to its exposure to Hurricanes Katrina, Rita and Wilma are preliminary and the actual amount of losses may vary significantly from its estimates based on such data; the failure to remedy any weakness found in the Company’s evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002; large aggregate exposures in certain lines of business; the failure of any of the loss limitation methods; competition; other rating agency actions; uncertainties in the Company’s reserving process; a change in the Company’s tax status; acceptance of the Company’s products that the Company continues to offer; the availability of reinsurance or retrocessional coverage; changes in accounting policies; changes in general economic conditions; the Company’s limited operating history; risks relating to reliance on program managers; the Company’s inability to maintain or enter into adequate credit facilities and other factors detailed in the Company’s filings with the SEC. The Company assumes no obligation to update or supplement forward-looking statements to reflect subsequent events or circumstances.